Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 16, 2006

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.

Lou Schorsch, President and CEO, Mittal Steel USA, outlines Mittal Steel's approach to vertical integration and explains the benefits it brings to the business in terms of securing supply and maximising margins

SPEAKER	TIMECODE	English TRANSCRIPTION
Lou Schorsch	00:04	Mittal Steel aim to build the most admired steel institution and vision of a strong steel market dynamic has led to a unique and valuable raw material integration strategy
00:17

We have always been vertically integrated, most of that is linked to facilities that rely on local reserves of raw materials, be they iron ore or coal, for example that’s the case in Kazakhstan, with our climate facility that’s the lowest cost operation is the world, and a lot of that has to do with the fact that they draw on local, regional supplies of raw materials.

00:37

And iron ore if you look at it just as a raw materials producer. I think we would be the 5th largest Iron ore producer globally. We have an estimated production of 50 million tons in 2006, and a total resource base of more that 5 billion tonnes of iron ore that we have drawn.

00:53

DRI the major source of scrap substitute materials, we produce well over 11 million tonnes, we have a lot of coal resources, I think more than a billion and a half tonnes, and that material will produce more than 15 million tomes of coke. We are half way to being self sufficient in coke, and we have all the infrastructure in place that goes with that: deepwater ports, railway sidings and engineering workshops etc. More than 50% of our iron ore requirements are provided by our own mines or long term contracts , which is several multiples more than is the case for most other major steel producers in the world.

01:31

We are very committed to growing in this market, to hedge against supply side constraints and disproportionate negotiating power of some of our key raw material suppliers; we’re continuing to invest in our low cost, regionally based mining operations.

01:44

Over the next five years we hope to move from 56 percent self sufficiency in iron ore to over 80 percent at current levels of steel production, this will be done by a mixture of acquisitions and capacity expansions.

We are planning to spend over USD 1.3 bn in capacity expansion to increase mining production by almost 30 million tonnes a year by 2010.

Building up that capacity will allow us to reduce cost through improved economies of scale as production ramps up.

We have access to high-quality and low cost raw materials through our captive sources and long-term contracts. In 2005 on a pro forma basis after we have incorporated the acquisition of ISG, about 55,56 percent of our iron ore requirements and about 40% of our coal requirements were supplied from our own mines or from long-term contracts, by long term I mean, typically 10 – 15 years at many of our operating units.

02:40

We are very active in developing our raw material self-sufficiency, we are very committed to that , most recently we have undertaken an initiative to gain access to iron ore deposits in Liberia and Senegal. Mittal Steel’s existing iron ore sources are in various parts of the world including very large reserves in the Ukraine. We are one of the world’s largest producers of Coke, a critical raw material for the integrated production route we satisfy approximately 81 percent of our own coke requirements. We are also the world’s

Largest producer of direct reduced iron, our DRI capacity which is the largest in the world is approximately 11 million tons, and satisfies all of our mini-mill input requirements.

03:19	Mittal Steel has one of the strongest positions in raw materials among all of the steel companies around the world